SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/CT/

03007249

SEC File No: 82-3622

14 February 2003

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2003
WASH. D.C. 187 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

Encs.

dw 3/13

/Announcement/Submission to SEC/CT/at

MASNET No. 49 OF 13.02.2003
Announcement No. 49

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	13/02/2003
Date of change of interest:	10/02/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(25,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.34000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,502,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	3,477,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	3,477,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 38 OF 10.02.2003
Announcement No. 38

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	10/02/2003
Date of change of interest:	05/02/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.36000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,532,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	3,502,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	3,502,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 10 OF 10.02.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	07/02/2003
Date of change of interest:	07/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	600,000
% of issued share capital:	0.0034
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.340
No. of shares held before the transaction:	461,056,051
% of issued share capital:	2.5864
No. of shares held after the transaction:	461,656,051
% of issued share capital:	2.5898

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,067,124,873	
% of issued share capital:	5.9864	
No. of shares held after the transaction:	1,067,724,873	
% of issued share capital:	5.9898	
Total shares:	1,067,724,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 9 OF 10.02.2003
Announcement No. 9

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	07/02/2003
Date of change of interest:	07/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: Please specify details:	Others Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	116,000
% of issued share capital:	0.0007
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	460,940,051
% of issued share capital:	2.5858
No. of shares held after the transaction:	461,056,051
% of issued share capital:	2.5864

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,067,008,873	
% of issued share capital:	5.9857	
No. of shares held after the transaction:	1,067,124,873	
% of issued share capital:	5.9864	
Total shares:	1,067,124,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 23 OF 07.02.2003
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2002
- AMENDED PAGE 17 OF THE MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the amendment, with changes underlined, on page 17 of the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the nine months ended 31 December 2002 for Singapore Telecommunications Limited and its subsidiary companies sent today before the start of trading.

SingTel MDA _pg 17_.pc

Submitted by Chan Su Shan (Ms), Company Secretary on 07/02/2003 to the SGX

SECTION II : SINGTEL (EX-OPTUS)

National Telephone

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	140	148	-5.2	431	457	-5.6

Key Drivers	Quarter 31 Dec 2002	Quarter 30 Sep 2002	Quarter 31 Dec 2001	Nine Months 31 Dec 2002	Nine Months 31 Dec 2001	YOY Chge %
DEL working lines (000s)						
Residential	1,150	1,153	1,156	1,150	1,156	-0.5
Business	779	782	790	779	790	-1.4
Total	**1,929**	**1,935**	**1,946**	**1,929**	**1,946**	**-0.9**
DEL market share	***99.8%***	***99.8%***	***99.9%***	***99.8%***	***99.9%***	
Singapore DEL penetration rate	***46.4%***	***47.0%***	***47.2%***	***46.4%***	***47.2%***	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.

National Telephone revenue declined 5.2% or S$8 million year on year to S$140 million for the quarter.

In the nine months ended 31 December 2002, payphone revenue included a S$7 million (YTD-Dec 01: S$12 million) writeback for overprovision of unearned revenue.